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18008687

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-36588~~

8-36558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SATURNA BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 NORTH STATE STREET

(No. and Street)

BELLINGHAM	WA	98225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES S. GIBSON (360) 734-9900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP

(Name – *if individual, state last, first, middle name*)

2219 RIMLAND DRIVE, STE 215	BELLINGHAM	WA	98226
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2018 AUG 29 PM 5:40 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, JAMES S. GIBSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SATURNA BROKERAGE SERVICES, INC., as of AUGUST 24, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

AMBER LYNN KERNTKE
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 09-13-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. (the Company) as of June 30, 2018 and 2017, and the related statements of operations and comprehensive loss, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Bellingham, Washington
August 24, 2018

We have served as the Company's auditor since 2013.

Statements of Financial Condition

ASSETS

	June 30, 2018	June 30, 2017
Cash and cash equivalents	$ 1,046,094	$ 933,656
Investment securities, at fair value	1,445,768	1,427,059
Receivable from Saturna Capital	594,622	536,731
Deposit with clearing organization	100,000	100,000
Prepaid expenses	32,948	31,347
Deferred tax asset	33,705	61,250
TOTAL ASSETS	$ 3,253,137	$ 3,090,043

LIABILITIES AND SHAREHOLDER'S EQUITY

	June 30, 2018	June 30, 2017
LIABILITIES		
Mutual fund distribution fees payable	$ 1,041,826	$ 1,077,763
Accounts payable and accrued expenses	37,428	35,732
Payable to affiliated companies	21,595	21,651
Total liabilities	1,100,849	1,135,146
SHAREHOLDER'S EQUITY		
Common stock, $10 par value, 100,000 shares authorized; issued and outstanding 93,000 and 80,500 shares at June 30, 2018 and 2017	930,000	805,000
Additional paid-in capital	7,989,716	6,864,716
Accumulated deficit	(6,767,428)	(5,714,819)
Total shareholder's equity	2,152,288	1,954,897
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,253,137	$ 3,090,043

Statements of Operations and Comprehensive Loss

	Years Ended June 30, 2018	Years Ended June 30, 2017
REVENUES		
Mutual fund distribution fees	$ 5,381,134	$ 5,855,868
Brokerage commission fees	70,068	139,721
Investment income	18,709	50,054
Other income	16,264	9,033
Total	5,486,175	6,054,676
EXPENSES		
Mutual fund distribution fees	6,260,334	6,570,361
Compensation expense	242,466	226,721
Market data and information services	17,881	2,269
Brokerage clearing and trading	209,574	292,060
General and administrative	89,435	89,337
Occupancy expenses	30,930	27,525
Professional services	31,552	31,352
Marketing and advertising	496	117
State and city taxes	27,207	30,055
Total	6,909,875	7,269,797
LOSS BEFORE INCOME TAXES	(1,423,700)	(1,215,121)
Current income tax benefit	398,636	413,141
Deferred income tax (expense) benefit	(27,545)	61,250
NET LOSS	$ (1,052,609)	$ (740,730)
OTHER COMPREHENSIVE LOSS:		
Change in OCI before reclassifications	$ -	$ (25,160)
Amounts reclassified from AOCI	-	(2,204)
Other comprehensive loss	$ -	$ (27,364)
COMPREHENSIVE LOSS	$ (1,052,609)	$ (768,094)

Statements of Shareholder's Equity

	Common Stock		Additional Paid-in	Accumulated		Total Shareholder's
	Shares out	Amount	Capital	Deficit	AOCI	Equity
BALANCE, June 30, 2016	70,500	$ 705,000	$ 5,964,716	$ (4,974,089)	$ 27,364	$ 1,722,991
Common stock issuance	10,000	100,000	900,000	-	-	1,000,000
Comprehensive loss:						
Net loss	-	-	-	(740,730)	-	(740,730)
Unrealized holding losses	-	-	-	-	(27,364)	(27,364)
BALANCE, June 30, 2017	80,500	$ 805,000	$ 6,864,716	$ (5,714,819)	$ -	$ 1,954,897
Common stock issuance	12,500	125,000	1,125,000	-	-	1,250,000
Comprehensive loss:						
Net loss	-	-	-	(1,052,609)	-	(1,052,609)
BALANCE, June 30, 2018	93,000	$ 930,000	$ 7,989,716	$ (6,767,428)	$ -	$ 2,152,288

Statements of Cash Flows

	Years ended June 30, 2018	Years ended June 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,052,609)	$ (740,730)
Adjustment to reconcile net loss to net cash provided by operating activities		
Reinvestment of dividend income	(44,352)	(31,613)
Unrealized (gains) losses on trading securities	25,643	(18,441)
Provision for deferred taxes	27,545	(61,250)
Changes in operating assets and liabilities		
Receivable from Saturna Capital	(57,891)	(119,521)
Prepaid expenses	(1,601)	(3,068)
Accounts and mutual fund distribution fees payable	(34,241)	(207,586)
Payable to affiliates	(56)	3,451
Net cash flows from operating activities	(1,137,562)	(1,178,758)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	1,250,000	1,000,000
Net cash flows from financing activities	1,250,000	1,000,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	112,438	(178,758)
CASH AND CASH EQUIVALENTS, beginning of year	933,656	1,112,414
CASH AND CASH EQUIVALENTS, end of year	$ 1,046,094	$ 933,656

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Organization – Saturna Brokerage Services, Inc. (the "Company" or "SBS") was organized under the laws of the state of Washington on September 2, 1986 as a broker-dealer. The Company is a wholly owned subsidiary of Saturna Capital Corporation ("Saturna").

Basis of presentation – The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the amounts of revenues and expenses reported during the period under review. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents. Saturna Brokerage Services maintains an account with one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Balances in the Company bank account exceeded the federal insurance limits; however, Saturna Brokerage Services has not experienced any losses with respect to its bank balances in excess of government-provided insurance, and management believes that the Company is not vulnerable to excessive risk on its cash balances.

Investment securities – Saturna Brokerage Services holds investments in securities classified as trading securities and reported at fair value in accordance with FASB ASC 320, *Investments – Debt and Equity Securities*. Trading securities are investments that are acquired and held primarily for selling in the near term. Per *ASC Topic 940, Financial Services – Brokers and Dealers*, investments held by registered broker-dealers are, by definition, trading securities. The unrealized gains or losses associated with these security positions are included in Investment Income on the Statements of Operations and Comprehensive Loss.

During its 2017 fiscal year, the Company's investments were reclassified as trading securities from available-for-sale securities. At the time of the reclassification, the unrealized position ($2,204) on these securities was recognized in Investment Income. Previously, unrealized gains and losses on these investments had been included in accumulated other comprehensive income (loss) until realized. During its 2018 and 2017 fiscal years, gross trading gains included in net income amounted to $59,816 and $21,365, respectively, and gross trading losses amounted to $85,459 and $2,924, respectively.

FASB ASC 820 *Fair Value Measurement* establishes a three-level hierarchy of fair value measurement. Level 1 includes assets that have an active market providing an objective, quoted value for each unit.

Level 2 assets are those where there is no active market in the same assets, but where there are parallel markets or other means for estimating fair value using observable information. Level 3 fair values refer to valuations based on data that is unavailable to parties outside the entity. The fair value hierarchy places the highest priority on unadjusted quoted prices in active markets for identical assets (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Investments consist of equity and fixed income mutual funds managed by an affiliate and are classified as Level 1 securities.

Receivables – Receivables of the Company consist primarily of amounts due from: (1) affiliated mutual funds resulting from mutual fund distribution services and (2) the parent company resulting from the two companies' expense-sharing arrangement. Based on the Company's history of collecting on those receivables, management has decided not to establish a reserve for uncollectible receivables.

Revenue recognition – Saturna Brokerage Services records nearly all of its revenues from providing mutual fund distribution services to two affiliated mutual fund trusts. Mutual fund distribution fees are computed based on 12-month daily net assets and recorded as revenue on a monthly basis.

Income taxes – Saturna Brokerage Services files a consolidated federal income tax return with Saturna Capital Corporation. For financial statement purposes, income tax expense (benefit) is calculated as if SBS filed a separate return. Management has analyzed the Company's position taken on federal income tax returns for all open tax years (2015-2017) and has concluded that no additional adjustments are required in the Company's financial statements.

Advertising costs – Saturna Brokerage Services expenses advertising and marketing costs when incurred.

12b-1-plan distribution – Saturna Brokerage Services, as underwriter for Amana Mutual Funds Trust (the "Amana" funds or "AMFT") and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses.

For the 2018 and 2017 fiscal years, Saturna Brokerage Services received $5,248,423 and $5,486,508, respectively, from AMFT. In addition, SBS recognized 12b-1 expense of $7,691,785 and $7,672,678, respectively, in distributing the Amana mutual funds, of which the portion in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding. Distribution expenses exceed revenues primarily because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets. In addition to 12b-1 distribution fees, SBS recognized expense of $809,422 and $759,972 in its 2018 and 2017 fiscal years, respectively, for distributing Amana mutual funds' institutional shares.

Saturna Brokerage Services also acts as the distributor for the nine mutual funds of Saturna Investment Trust. Under a Rule 12b-1 plan, Saturna Brokerage Services collects distribution fees from two of the funds (prior to June 2, 2017, it collected such fees from eight of the funds). Saturna Brokerage Services

recorded income of $132,711 and $369,360 in the years ended June 30, 2018 and 2017, respectively. A total of $304,598 and $325,407 was expensed for distributing the funds in the respective periods. Marketing and other expenses related to distributing the funds are recorded on the books of Saturna Capital; the portion of 12b-1 distribution expenses in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding.

Note 2 – Net Capital Requirements

Saturna Brokerage Services is subject to the U.S. Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital to ensure that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2018 and 2017, SBS' net capital of $1,346,279 and $1,183,700 was $1,272,889 and $1,108,024 in excess of its minimum net capital required, respectively. The ratio of SBS' aggregate indebtedness to net capital was 0.8177 and 0.9590 to 1 at June 30, 2018 and 2017, respectively.

Note 3 – Transactions with Affiliated Persons

SBS is a wholly owned subsidiary of Saturna Capital Corporation. Due to his common stock ownership, the chairman of the board of Saturna Capital is deemed to be its controlling person. The chairman of Saturna Capital is also chairman of Saturna Trust Company; Saturna Sdn. Bhd. (Malaysia); and Saturna Environmental Corporation. He is a trustee, president and fund shareowner of Amana Mutual Funds Trust. The president of Saturna Capital is the chairman's daughter, and is a director of Saturna Capital, Saturna Brokerage Services, Saturna Trust Company and Saturna Environmental Corporation. She is also a trustee and president of Saturna Investment Trust.

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by its parent, Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay clearing and other charges for these transactions.

SBS shares its principal offices with Saturna Capital, and all employees of SBS are employees of Saturna. The companies maintain an expense-sharing agreement for services provided by Saturna personnel on behalf of SBS. During the reporting period, Saturna Brokerage began operating a branch office within the space occupied by Saturna Trust Company in Henderson, Nevada. Shared expenses charged to SBS by both Saturna Capital and Saturna Trust in 2018 and 2017 were $270,292 and $249,637, respectively. These expenses related primarily to compensation of employees and other general and administrative costs.

Note 4 – Provision for Income Taxes

SBS recorded a receivable from Saturna Capital for the benefit of the taxable loss that SBS generated during the reporting period. For the fiscal years ended June 30, 2018 and 2017, SBS recorded a current income tax benefit of $398,636 and $413,141, respectively. Saturna Brokerage also recorded a deferred tax (expense) benefit of ($27,545) and $61,250 in its 2018 and 2017 fiscal years, respectively, related to accrued expenses.

Note 5 – Subsequent Events

Saturna Brokerage Services has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the balance sheet date and the date that the financial statements were issued that materially impacted the amounts or disclosures in the Company's financial statements.

Computation of Net Capital as of June 30, 2018 under Rule 15c3-1 under the Securities Exchange Act of 1934 (Schedule I)

Total shareholder's equity	$	2,152,288
Less – Shareholder's equity not allowable for Net Capital		-
Total shareholder's equity qualified for Net Capital		2,152,288
Deductions and/or charges:		
Non-allowable assets		(661,275)
Net Capital before haircuts on securities positions		1,491,013
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Other securities		(144,734)
Net Capital	$	1,346,279
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from Statements of Financial Condition	$	1,100,848
Total aggregate indebtedness	$	1,100,848
Computation of basic Net Capital requirement		
Minimum Net Capital required	$	73,390
Excess Net Capital	$	1,272,889
Ratio: Aggregate Indebtedness to Net Capital		.8177 to 1

Note: There are no material differences between the preceding computation and the company's corresponding part II of Form X-17A-5 as of June 30, 2018.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Saturna Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Saturna Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (the exemption provisions) and (2) Saturna Brokerage Services, Inc. stated that Saturna Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Saturna Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturna Brokerage Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Bellingham, Washington
August 24, 2018

SATURNA Brokerage Services
Member: FINRA/SIPC
A Subsidiary of Saturna Capital Corporation

1300 North State Street
Bellingham
Washington 98225
www.saturna.com/sbs

Telephone: (360) 734-1266
(800) 728-1266
Fax: (360) 734-0755

MANAGEMENT'S STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Saturna Brokerage Services, Inc. (the Company), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of June 30, 2018 and during the period from July 1, 2017 through June 30, 2018. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Saturna Brokerage Services, Inc.

Jane Carten, President — Date 8/24/2018

James Gibson, Chief Financial Officer (signed "James Gibson CFO") — Date 8/24/2018

Report of Independent Registered Public Accounting Firm
and Financial Statements with Supplementary Schedules for

Saturna Brokerage Services, Inc.

(A wholly owned subsidiary of
Saturna Capital Corporation)

June 30, 2018 and 2017

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **6/30/2018**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

36558 FINRA JUN
SATURNA BROKERAGE SERVICES INC
ATTN JAMES GIBSON
1300 N STATE ST
BELLINGHAM, WA 98225-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JIM GIBSON 360/594-9900

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $ -0-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SATURNA BROKERAGE SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 6 day of AUGUST, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2017
and ending 6/30/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,486,176
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	25,643
Total additions	25,643
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,397,398
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	209,565
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,606,963
2d. SIPC Net Operating Revenues	$ <95,144>
2e. General Assessment @ .0015	$ -0-
	(to page 1, line 2.A.)

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Saturna Brokerage Services, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Saturna Brokerage Services, Inc. (the Company) for the year ended June 30, 2018, solely to assist you and SIPC in evaluating Saturna Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. We were unable to compare the listed assessment payments in Form SIP-7 with respective cash disbursement records consisting of copies of cancelled checks as the Company's SIPC Net Operating Revenues were negative and there were no required SIPC payments during the year;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on the form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Bellingham, Washington
August 24, 2018

Statement Regarding Independent Public Accountant Under Rule 17a-5(f)(2)

Report Dated June 30, 2018

REGISTRANT:

Name of Broker/Dealer:	Saturna Brokerage Services
Address:	1300 N. State Street Bellingham, WA 98225
Telephone Number:	360-734-9900
SEC Registration Number:	8-36588
FINRA Registration Number:	18437

INDEPENDENT PUBLIC ACCOUNTANT:

Name of Accountant:	Moss Adams, LLP
Address:	999 Third Avenue Suite 2800 Seattle, WA 98104
Telephone Number:	206-302-6500
Accountant's State Registration Number:	0064

This Statement Regarding Independent Public Accountant is being filed by Saturna Brokerage Services ("Registrant") in compliance with Rule 17a-5(f)(2) under the Securities Exchange Act of 1934, as amended (the "Act"). The Registrant has engaged Moss Adams, LLP ("Accountant"), as its independent public accountant for the period of July 1, 2017 through June 30, 2018, which is the Registrant's fiscal year ended June 30, 2018. This engagement is of a continuing nature.

Pursuant to the terms of the engagement, the Accountant has undertaken to prepare the reports and take such other actions as enumerated in paragraphs (g)(1) and (g)(2) of Rule 17a-5.

Saturna Brokerage Services

James Gibson CFO   8/24/2018

By: James Gibson   Date

Its: CFO

SATURNA Brokerage Services
Member: FINRA/SIPC
A Subsidiary of Saturna Capital Corporation

1300 North State Street
Bellingham
Washington 98225
www.saturna.com/sbs

Telephone: (360) 734-1266
(800) 728-1266
Fax: (360) 734-0755

August 24, 2018

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F St. NE
Washington, DC 20549

RE: SATURNA BROKERAGE SERVICES, INC.
CRD #18437
Annual Audited Financials, Form X-17A-5, Part III

Dear Madam or Sir:

Enclosed is a copy of the Audited Financial Statements for the fiscal year ended June 30, 2018, which incorporates the Report of Independent Certified Public Accountants and the review report on management's statements regarding compliance with certain exemption provisions under Rule 15c3-3 of the Securities Exchange Act of 1934, from independent auditors Moss Adams, LLP. Also included are Form X-17A-5 and a copy of the SIPC Supplemental Report.

For questions or comments regarding this matter, please contact me at (360) 734-9900 Ext. 301 or by e-mail at jsg@saturna.com.

Sincerely,

James Gibson
CFO